FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED-CAPITAL PUBLICLY-HELD COMPANY
Corporate Taxpayer’s ID (CNPJ/MF): 47.508.411/0001 -5

MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON NOVEMBER 11, 2009

1. DATE, TIME AND PLACE: November 11, 2009 at 2:00 P.M., at Companhia Brasileira de Distribuição (“Company”) headquarters, located at Avenida Brigadeiro Luís Antônio, 3142, in the City and State of São Paulo.

2. PRESIDING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3. CALL AND ATTENDANCE: Call notice was duly made pursuant to Article 15 of the Company’s Bylaws. The majority of the sitting board members attended the meeting.

4. AGENDA: (a) Analysis and approval of the Financial Statements for the third quarter of 2009; and (b) Approval of the payment of interim dividends as per the Company’s Dividend Payment Policy.

5. RESOLUTIONS: After the meeting was called to order, the board members examined the agenda and resolved by unanimous vote:

5.1. To approve, without reservation, the Financial Statements and the Management Report for the third quarter of 2009, with review by the Independent Auditors and a favorable opinion of the Fiscal Council.

5.2. To approve the payment of interim dividends as per the Company’s Dividend Payment Policy in the amount of fifteen million, four hundred and sixty-two thousand, eight hundred and fifty-six reais and six centavos (R$15,462,856.06) related to the third quarter, corresponding to R$0.06004073010913850 per common share and R$0.06604480312005230 per Class A preferred share. Dividends will be paid on November 30, 2009. All outstanding shares on November 18, 2009 will be entitled to receive dividends. Beginning November 19, 2009, the shares will be traded “ex-dividend” until their payment date.

APPROVAL AND SIGNATURE OF THE MINUTES: There being no further business to discuss, the meeting was adjourned to draw up these minutes. After the meeting was reinstated, these minutes were read, approved and signed by all in attendance. São Paulo, November 11, 2009. Abilio dos Santos Diniz, Chairman; Renata Catelan P. Rodrigues, Secretary. Attending board members: Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Hakim Laurent Aouani, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Candido Botelho Bracher, Pedro Henrique Chermont de Miranda and Guilherme Affonso Ferreira.

This is a free English translation of the original instrument drawn up and in the company’s records.

Renata Catelan P. Rodrigues
Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 12, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.